811-02708

40-33

16

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: cynthia.krus@sablaw.com

July 26, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 26 2007
WASH. D.C.
186

VIA COURIER

PROCESSED
AUG 06 2007
THOMSON FINANCIAL

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of Allied Capital Corporation—File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Corporation"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the following document issued by the Superior Court of the District of Columbia in connection with the case captioned Rena Nadoff v. Walton, et al., CA 001060-07: An order granting defendant's motion to dismiss plaintiff's amended verified shareholder derivative compliant.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure

cc: Larry L. Greene

07060038

IN THE SUPERIOR COURT OF THE DISTRICT OF COLUMBIA
CIVIL DIVISION

RENA NADOFF, Plaintiff, vs. **WILLIAM L. WALTON,** *et al.*, Defendants.	)))))))))	**Calendar 6** **Case No.: 2007 CA 001060 B** **Judge Alprin**

ORDER (1) GRANTING DEFENDANTS' MOTION TO DISMISS PLAINTIFF'S AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT; (2) DENYING AS MOOT DEFENDANTS' MOTION TO STAY DISCOVERY; AND (3) DENYING AS MOOT ALL PENDING MOTIONS FOR ADMISSION PRO HAC VICE

Before the court is defendants' Motion to Dismiss Plaintiff's Amended Verified Shareholder Derivative Complaint, filed on May 30, 2007. Based on a review of the motion and its accompanying memorandum, the opposition thereto, the reply, and the entire record in this case, the court will grant defendant's motion, for the reasons stated below. Also before the court are defendant's Motion to Stay Discovery, filed June 18, 2007, as well as four motions for admission *pro hac vice*, filed June 29, 2007. Because the complaint is dismissed herein, the motion to stay discovery and the motions for admission *pro hac vice* are denied as moot.

Background

On May 18, 2007, plaintiff Rena Nadoff filed an Amended Shareholder Derivative Complaint. In her complaint plaintiff alleges breach of fiduciary duty on the part of every officer and director of Allied Capital Corporation ("Allied"). Allied, a Maryland corporation whose headquarters and principal place of business are in the District of Columbia, provides long-term debt and equity capital to over 140 public and private portfolio companies. (Am. Compl. ¶ 9.) Among its corporate holdings is Business Loan Express LLC (BLX), a company that sells and services real estate secured small business loans. *Id.*

Beginning in 2002, Allied was accused of overvaluing its investments, in particular BLX. (Am. Compl. ¶ 20.) Among the most vocal critics was David Einhorn of Greenlight Capital Management, a non-shareholder and alleged short-seller.[1] Following his criticisms, Einhorn published an analysis of Allied in June 2002. (Am. Compl. ¶ 21.) Specifically, the report focused on what Einhorn perceived as a lack of transparency in Allied's valuation of its investment in BLX, as well as the increase in delinquent loans in BLX's loan portfolio. (Am. Compl. ¶ 23.) In March 2005, Einhorn again wrote to Allied's board, asking the directors to look into his allegations of misconduct at Allied and BLX. (Am. Compl. ¶ 24.) In a response dated March 18, 2005, Allied's board stated there was not sufficient information to support Mr. Einhorn's claims; however, the board indicated it was willing to consider any information he had in his possession to support his allegations.

In November 2005, Allied informed its shareholders that it was under investigation by the Small Business Administration as well as the Department of Justice. (Am. Compl. ¶ 26.) Throughout the investigation, "the company produced materials in response to requests from both the SEC and the U.S. Attorney's Office, and current and former employees, including a director, provided testimony." *Id.* On January 9, 2007, as a result of the investigation, the U.S. Attorney's Office charged nineteen people with fraud in connection with approximately $77 million in BLX loans. (Am. Compl. ¶ 27.) Only one of those individuals, Patrick Harrington, was employed by BLX. The indictment alleged that Harrington, while Executive Vice President of BLX, aided and abetted a number of borrowers (the remaining eighteen individuals) in committing fraud.

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[1]A short seller is an individual who "sells securities that he or she does not own or has not contracted for at the time of sale, and that the seller must borrow to make delivery. If the price of the shares drops, the seller can make a profit on the difference between the price of the shares sold and the lower price of the shares bought to pay back the borrowed shares." *Black's Law Dictionary*, 1366 (8th ed. 2004).

One week after the indictment, Allied retained an "independent third party to assess BLX's current internal control systems, with a focus on preventing fraud and further strengthening BLX's operations." (Am. Compl. ¶ 33.) Believing Allied's course of action to be inadequate, Einhorn, on behalf of Greenlight, sent a second letter to the board on January 22, 2007, demanding that the board "exercise its duty of care by removing the present management team . . . and by quickly moving to take remedial steps to end the dishonest culture perpetrated by current management." (Am. Compl. ¶ 34.) Following this letter, plaintiff filed her initial complaint against Allied. Defendants moved to dismiss on the grounds that plaintiff failed to allege that she had complied with Maryland's demand requirement, discussed *infra*. Plaintiff thereafter amended her complaint. She currently alleges that officers of Allied breached their fiduciary duty in failing to properly monitor BLX and its business practices, to prevent Harrington from engaging in the alleged misconduct, and to take curative steps once they were informed of the indictment. (Am. Compl. ¶ 13.) She also alleges that Einhorn made the required demand. (Am. Compl. ¶ 34.)

Discussion

Pursuant to SCR Civ. R. 12(b)(6), dismissal is warranted "when it appears, beyond doubt, that the plaintiff can prove no set of facts in support of its claim which would entitle it to relief." *Cauman v. George Washington Univ.*, 630 A.2d 1104, 1105 (D.C. 1993). Both parties agree that plaintiff's action is governed by the law of the state of Maryland. Defendants argue that plaintiff cannot prove that she complied with the demand requirement mandated by Maryland law and therefore cannot be entitled to relief. Plaintiff counters that, consistent with her amended complaint, she has complied with the demand requirement. Plaintiff argues in the alternative that she is excused from the demand requirement because to make a demand would be futile given the nature of Allied's Board of Directors. The question before the court, then, is whether plaintiff has complied with Maryland's demand requirement and, if not, whether she is excused from doing so.

A. The Demand Requirement

As a general rule, the business and affairs of a corporation, including the authority to institute litigation, rest with the company's board of directors. *Werbowsky v. Collomb*, 766 A.2d 123, 133 (Md. 2001). The exception to the rule has been the shareholder derivative action, a device enabling shareholders to enforce a corporate right that the corporation is either unwilling or unable to assert on its own behalf. *Id.* Because of the intrusion into managerial prerogatives, the Maryland Court of Appeals has conditioned the filing of such a claim upon a "good faith effort to have the corporation act directly and explain to the court why such an effort either was not made or did not succeed. *Id.* Before a stockholder will be permitted to maintain a suit for injury to the corporation, then, he or she must allege and prove that he or she requested the directors to institute suit in the name of the corporation, and they refused. *Waller v. Waller*, 49 A.2d 449, 453 (Md. 1946). In resolving a similar shareholder derivative suit against a Maryland corporation, the Supreme Court explained that the "pre-suit demand was not merely a pleading requirement but . . . a substantive one." *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 95-97 (1991). The purpose of this requirement is two-fold: (1) it allows an opportunity for meaningful pre-litigation dispute resolution, and (2) it prevents the filing of frivolous lawsuits. As *Waller* explained, "if [the courts] were to open their doors to all complaining stockholders without requiring them to show that it was impossible to obtain redress through regular corporate action, litigation of this kind would be endless." *Id.*

In the case at hand, it is clear that the plaintiff has failed to satisfy this threshold requirement. Plaintiff's initial complaint filed with this court conceded that, "plaintiff has not made any demand on the Board to institute this action." (Compl. ¶ 46.) Plaintiff now attempts to assert in her amended complaint that Einhorn's January 22, 2007 letter to the Allied board constituted the required demand. (Am. Compl. ¶ 34.) Plaintiff's argument fails first and foremost because implicit in *Waller's* requirement for a demand is that the plaintiff make the demand. Here, and as noted, plaintiff has conceded that she did not make any demand. Second, plaintiff's attempt to bootstrap her claim into the alleged demand made by Einhorn, who is not a party to this suit, does not resolve the infirmity of her claim. Maryland requires that "the complaining *stockholder* must make demand upon the corporation itself to commence the action, and show that this demand has been refused or ignored." *Werbowsky*, 766 A.2d at 134 (emphasis added). Here, plaintiff has produced no evidence to suggest that either Einhorn or Greenlight are stockholders in Allied. Therefore, Einhorn's demand, assuming it is a demand consistent with Maryland law, cannot serve as the basis for derivative action.

B. Futility Exception

Although the demand requirement was established to prevent abuse of the shareholder derivative claim, courts have excused the demand requirement in extraordinary conditions. Plaintiff argues that in the event that the court concludes that she has not satisfied the demand requirement—which indeed the court has done—her cause of action should be allowed to proceed under one of the recognized exceptions to the demand requirement. The court in *Werbowsky*, recognizing the prevailing trend among the states to enforce the demand requirement without exemption, identified two very limited exceptions to the rule. *Werbowsky*, at 144. Such exceptions were to be applied only when:

> [T]he allegations or evidence clearly demonstrate, in a very particular manner, either that (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith.

Id. Plaintiff relies on the second prong of these exceptions—the futility exception—to support her failure to make a demand upon Allied's board prior to bringing the suit. (Pl.'s Opp'n 12.)

Plaintiff alleges that "the Board's consistent rejection of the [Einhorn's] demands, coupled with defendant's dishonest conduct in the face of those demands over a multi-year period, does not suggest that the Board would be receptive to a demand by plaintiff." (*Id.* at 14.) In support of her position, plaintiff advances two points. First, she argues that the investigation undertaken by Allied's audit committee was insufficient, in that it only lasted one week and failed to uncover any evidence of corruption. (*Id.* at 13.) To reach the conclusion that the investigation was insufficient, plaintiff relies on *Rosengarten v. Buckley*, 613 F. Supp. 1493 (Md. 1985). There, the court held a five-month investigation to be adequate. *Id.* Plaintiff reasons backward to conclude then that a one-week investigation could not be adequate. The illogic of this argument is plain; *Rosengarten* did not set a minimum standard for "sufficient" investigations, it merely concluded that a five-month investigation was sufficient. Plaintiff has failed to substantiate why a one-week investigation was not. Plaintiff's further deductive leap is that the investigation's failure to uncover any evidence of corruption establishes the dishonest conduct and conflict of interest. Again, simply because no evidence of corruption was revealed cannot be a fair metric of conflict of interest.

Second, plaintiff alleges that defendants "permitted the wrongdoing to continue, permitted the misrepresentations about the wrongdoing to be made public by or on behalf of Allied, and continued to financially reward the senior executives of Allied." (Am. Compl. ¶ 41.) This, plaintiff reasons, demonstrates a conflict. In *Werbowsky*, the court addressed a similar allegation and concluded that it was not willing to "excuse the failure to make a demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted . . . or because they are paid well for their services as directors." *Werbowsky* at 144. Plaintiff's supporting indicia, therefore, fail to "clearly demonstrate, in a very particular manner," any conflict. Viewing the facts in the light most favorable to the plaintiff, any claim of futility is unsubstantiated by the facts here, and consistent with Maryland law, plaintiff was required to make a demand upon Allied's board of directors as a predicate to the filing of her shareholder derivative suit. Plaintiff's amended complaint must thus be dismissed.

Therefore, it is this 25th day of July, 2007,

ORDERED, that defendant's Motion to Dismiss Plaintiff's Amended Verified Shareholder Derivative Complaint is **GRANTED**; it is further

ORDERED, that defendant's Motion to Stay Discovery is **DENIED AS MOOT**; and it is further

ORDERED, that all pending motions for admission *pro hac vice* are **DENIED AS MOOT**.

Geoffrey M. Alprin
Associate Judge

Copies to:

Roger M. Adelman
Law Offices of Roger M. Adelman
1100 Connecticut Ave., NW, Suite 730
Washington, DC 20036
Counsel for Plaintiff

Thomas F. Connell, Esq.
Jonathan E. Paiken, Esq.
Christopher Davies, Esq.
Ryan P. Phair, Esq.
Wilmer Cutler Pickering Hale and Dorr, LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
Counsel for Defendants

END